Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

July 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Cyclacel Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 30, 2017
File No. 333-218305

Dear Ms. Hayes:

We are submitting this letter on behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 6, 2017 (the “Comment Letter”) from the Division of Corporate Finance and Office of Healthcare and Insurance, to Spiro Rombotis, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company filed with the Commission on June 30, 2017 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter. This letter is being filed with the Commission with Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). Any capitalized terms used herein, but not defined shall have the meanings ascribed to them in the Amended Registration Statement. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Page numbers referred to in this response reference the applicable pages of the Amended Registration Statement.

Exhibits, page II-3

1.	Please have counsel revise the legal opinion to opine on the Class A Units and Class B Units that are included in the registration statement. For guidance, please refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the legal opinion in the Amended Registration Statement accordingly.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

July 6, 2017

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We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6774 or jipapernik@mintz.com with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Joel I. Papernik
Joel I. Papernik

cc:	Securities and Exchange Commission
Suzanne Hayes
Johnny Gharib
Erin Jaskot

Cyclacel Pharmaceuticals, Inc.
Spiro Rombotis, Chief Executive Officer